Tombstone Exploration Corporation

6529 E. Friess Drive

Scottsdale, AZ 85254

August 2, 2017

Mr. Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel, and Mining

100 F Street N.E.

Washington, D.C. 20549

Re:	Tombstone Exploration Corporation
Form 20-F for the fiscal year ended December 31, 2015
Filed September 9, 2016 Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2015 Filed May 15, 2017 Response dated May 12, 2017
File No. 000-29922

Dear Mr. Decker:

Tombstone Exploration Corporation, a Nevada corporation (the “Company”), has received and reviewed your letter dated May 22, 2017, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”) on September 9, 2016 and amendment number 2 on May 15, 2017 (the “Filing”), File No. 000-29922. Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 22, 2017.

Form 20-F/A for the Fiscal Year Ended December 31, 2015

History and Development of the Company, page 12

1.	We note your response to comment 1 indicating you have amended your filing by removing the reference to high grade gold and changing your sample result disclosure, but the same sampling result disclosure is found on page 12. We re-issue comment 1, please amend your filing and modify your sample result disclosure on page 12.

RESPONSE: We have amended the filing accordingly.

Financial Statements, page F-1

2.	Your auditor’s report does not address their opinion on your financial statements for the fiscal year ended December 31, 2013. Please obtain and file an audit report (or series of audit reports) that opines on all financial statements and periods required to be presented, including the financial statements for the fiscal year ended December 31, 2013.

RESPONSE: We have filed our audited financial statements as provided to us by our auditors, inclusive of the year ended December 31, 2013, as required by Item 8.A.2 of Form 20-F along with the audit report that covers all financial statements and periods required to be presented.

3.	Please label all periods that have been restated as “restated” on the face of each of your financial statements that have been impacted.

RESPONSE: We have amend our filing to include labels on the impacted periods as “restated” on the face of our financial statements .

In connection with the Company’s responding to the comments set forth in the May 22, 2017 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Sincerely,

/s/Alan Brown

Alan Brown

Chief Executive Officer